Düsseldorf, March 6, 2007

Ad hoc Announcement

Regards: Terms of Endesa offer

E.ON withdraws by-law changes as condition of offer

E.ON AG withdraws the condition of its takeover offer requiring Endesa’s Shareholders Meeting to pass certain changes to Endesa’s by-laws.

Following the entrance of Acciona and Enel, it is E.ON’s view that the final capital ratios at Endesa are the decisive matter. E.ON intends to concentrate entirely on this matter and simplify the process.

E.ON’s takeover offer has until now been subject to the following condition:

“The shareholders meeting of Endesa must pass the following changes to Endesa’s by-laws: amendment of Article 32 of the by-laws in order to eliminate the limitation of voting rights; amendment of further articles of the by-laws in order to remove the requirements concerning the composition of the Board of Directors and the qualifications on the appointment of a director or a chief executive officer.”

E.ON states that it is withdrawing the above-named condition.

The other condition of E.ON’s takeover offer—that E.ON acquires at least 529,481,934 shares of Endesa, representing 50.01 percent of its capital stock, through the tender offer—remains unchanged.

E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Deutschland / Germany

ISIN:
DE0007614406 (DAX)
WKN:
761440
Listed:
Official market in Berlin-Bremen, Düsseldorf, Frankfurt (Prime Standard), Hamburg, Hanover, Munich and Stuttgart; Eurex; New York

- End of ad hoc announcement – March 6, 2007